UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 October 2020

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Change to Board of Directors 01 October 2020	Announcement Total Voting Rights 01 October 2020
Announcement Transaction in Own Shares 02 October 2020	Announcement Director/PDMR Shareholding 05 October 2020
Announcement Director/PDMR Shareholding 12 October 2020	Announcement Director/PDMR Shareholding 12 October 2020
Announcement Director/PDMR Shareholding 12 October 2020	Announcement Director/PDMR Shareholding 15 October 2020

Diageo PLC – Change to Board of Directors
Dated 01 October 2020

1 October 2020

Diageo plc announces change to its Board of Directors

Diageo announces the appointment of Ireena Vittal as a Non-Executive Director, effective on 2 October 2020.  Ireena will also join the Audit, Nomination and Remuneration Committees on appointment.

Ireena is currently a non-executive director of Housing Development Finance Corporation Limited (NSE: HFDC), Godrej Consumer Products Ltd (NSE: GODREJCP), Wipro Limited (NSE: WIPRO) and Compass plc (LSE: CPG).  She was previously a non-executive director of various Indian listed companies, including most recently Titan Company Limited (NSE: TITAN) to 1 October 2020, The Indian Hotels Company Limited (NSE: INDHOTEL) to 26 August 2019, Cipla Limited (NSE: CIPLA) to 31 March 2019 and Tata Global Beverages Limited (NSE: TATACONSUM) to 30 June 2018.

Between 2004-2012, Ireena was a partner with McKinsey & Company in India, having joined the firm in 1996. Before joining McKinsey & Company, Ireena was head of marketing and sales at Hutchinson Max Telecom and a brand manager with Nestlé in India.

Ireena is an Indian national and holds a BS (Electronics) from Osmania University in India and an MBA from the Indian Institute of Management.  Ireena brings experience in in strategy, consumer insights and digital, with particular focus on the Indian market.

Javier Ferrán, Chairman, Diageo plc said: "I am delighted to welcome Ireena to the Diageo Board.  She brings a wealth of FMCG experience from her executive consulting career, together with her broad experience as a non-executive director. Ireena's knowledge of emerging markets, including her particular expertise in India, will be of great benefit and I am very much looking forward to her contribution to the Board."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

ENDS

For further information please contact:

Investor relations:	Lucinda Baker	+44 (0)7974 375 550
investor.relations@diageo.com

Media relations:	Francesca Olivieri	+44 (0)7523 930 130
	press@diageo.com	+44 (0)7803 856 200

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Total Voting Rights
Dated 01 October 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 September 2020 consisted of 2,561,991,204 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 223,298,244 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,338,692,960 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 October 2020

Diageo PLC – Transaction in Own Shares
Dated 02 October 2020

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Classification: Acquisition or disposal of the issuer's own shares

Diageo plc

Transaction in own shares

Capitalised terms not defined in this announcement have the meaning given to them in the Notice of Annual General Meeting 2020.

Information required under Listing Rule 12.4.6R

Following the close of the AGM and the approval of Resolution 24, the Company entered into the Share Buy-back Deeds with each of Citigroup Global Markets Limited and UBS AG, London Branch.

Pursuant to the Share Buyback Deeds, on 28 September 2020, the Company purchased 9,257,850 of its ordinary shares of 28 101/108 pence each at £33.43 per share for an aggregate consideration of £309,498,349.08.

Diageo intends to cancel the purchased shares.

James Edmunds
Deputy Company Secretary
2 October 2020

Diageo PLC – Director/PDMR Shareholding
Dated 05 October 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 8 October 2019 and 14 April 2020, Kathryn Mikells and persons closely associated with Kathryn Mikells purchased American Depositary Shares in the Company by way of participation in a dividend reinvestment plan.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

5 October 2020

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased in respect of the final dividend paid on 3 October 2019 under a dividend reinvestment plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$163.02	34.428
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-10-08
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased in respect of the interim dividend paid on 9 April 2020 under a dividend reinvestment plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$133.41	27.716
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-04-14
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Morgan Harney
2.	Reason for the notification
a)	Position / status	Person closely associated with Kathryn Mikells
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased in respect of the final dividend paid on 3 October 2019 under a dividend reinvestment plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$163.03	4.335
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-10-08
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Morgan Harney
2.	Reason for the notification
a)	Position / status	Person closely associated with Kathryn Mikells
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased in respect of the final dividend paid on 9 April 2020 under a dividend reinvestment plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$133.42	3.49
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-04-14
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Samantha Harney
2.	Reason for the notification
a)	Position / status	Person closely associated with Kathryn Mikells
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased in respect of the final dividend paid on 3 October 2019 under a dividend reinvestment plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$163.03	4.335
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-10-08
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Samantha Harney
2.	Reason for the notification
a)	Position / status	Person closely associated with Kathryn Mikells
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased in respect of the final dividend paid on 9 April 2020 under a dividend reinvestment plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$133.42	3.49
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-04-14
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC – Director/PDMR Shareholding
Dated 12 October 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 8 October 2020, PDMRs who participate in a Dividend Reinvestment Plan, received Ordinary Shares in respect of the final dividend paid on 8 October 2020.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

12 October 2020

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 8 October 2020
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.02	209
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-08
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alan Stewart
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 8 October 2020
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.07	105
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-08
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 8 October 2020
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.02	159
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-08
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 8 October 2020
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.02	342
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-08
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 12 October 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.96	307
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-12
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 12 October 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 12 October 2020, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

12 October 2020

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.79	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.79	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.79	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.79	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.79	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.79	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 15 October 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 14 October 2020, Kathryn Mikells and persons closely associated with Kathryn Mikells who participate in a dividend reinvestment plan, purchased American Depositary Shares in the Company in respect of the final dividend paid on 8 October 2020.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

15 October 2020

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased under a dividend reinvestment plan in respect of the final dividend paid on 8 October 2020
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$139.56	43.199
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-14
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Morgan Harney
2.	Reason for the notification
a)	Position / status	Person closely associated with Kathryn Mikells
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased under a dividend reinvestment plan in respect of the final dividend paid on 8 October 2020
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$139.56	5.44
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-14
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Samantha Harney
2.	Reason for the notification
a)	Position / status	Person closely associated with Kathryn Mikells
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased under a dividend reinvestment plan in respect of the final dividend paid on 8 October 2020
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$139.56	5.44
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2020-10-14
f)	Place of transaction	New York Stock Exchange (XNYS)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 November 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary